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SEC FILE NUMBER
001-11257

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CHECKPOINT SYSTEMS, INC.

Full Name of Registrant

Former Name if Applicable

101 Wolf Drive, PO Box 188

Address of Principal Executive Office (Street and Number)
Thorofare, New Jersey 08086

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on a Current Report on Form 8-K filed on February 26, 2007, the Audit Committee of the Board of Directors of Checkpoint Systems, Inc. (the “Company”), with the assistance of independent legal counsel and forensic accountants, conducted an independent investigation into the Company’s Japanese sales subsidiary, Checkpoint Systems Japan Co. Ltd. The Audit Committee concluded, based on its investigation, that improper revenue recognition activities by certain employees of the subsidiary affected the financial reporting of the subsidiary and that the improper activities were contained within the Japanese sales subsidiary.

On February 23, 2007, the Audit Committee concluded that the financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005 and Quarterly Reports on Form 10-Q for the three months ended March 26, June 25 and September 24, 2006 should no longer be relied upon. The Company intends to file restated financial statements for fiscal 2005 and 2004 in its Annual Report on Form 10-K for the year ended December 31, 2006. The Company will also include restated selected financial data for fiscal 2005 and 2004 as well as fiscal 2003 and 2002 in the 2006 Form 10-K. In addition, the Company intends to include in the 2006 Form 10-K restated quarterly financial data for each of the quarters for fiscal 2005 and for the first three quarters of fiscal 2006. Based on the information regarding prior years that the Company intends to include in its 2006 Form 10-K, the Company does not intend to file amendments to its 2005 Form 10-K or to any of its previously filed Form 10-Qs.

The Company is in the process of restating these financial statements, and management is assessing the effect of the restatement on the Company’s internal control over financial reporting and its disclosure controls and procedures. The restated financial statements will need to be reviewed by the Company’s Audit Committee and its independent registered public accounting firm, PricewaterhouseCoopers LLP. As a result, the Company is not in a position to file its 2006 Form 10-K, as required to be filed by yesterday’s close of business, and the Company does not expect to be in a position to file its 2006 Form 10-K by March 16, 2007, which is within the additional time period permitted under the rules of the Securities and Exchange Commission for a registrant to be deemed to have filed in a timely manner. The Company expects to file the restated financial statements with its 2006 Form 10-K as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

W. Craig Burns	(856)	848-1800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a news release on February 26, 2007 announcing the completion of the Audit Committee investigation and indicating that the Company intends to file restated financial statements as soon as practicable. The news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K on February 26, 2007. The audited financial statements for the year ended December 31, 2006 to be included in the 2006 Form 10-K are expected to be consistent with information provided with respect to the Company’s results of operations set forth in the February 26, 2006 news release. Until completion of the restatement process, the Company will not be a position to provide additional information regarding its 2006 results of operations other than the information provided in the February 26, 2007 news release.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties and reflect the Company’s judgment as of the date of this report. Specific forward-looking statements with respect to this report relate to the expected results of the Company’s review of transactions, revenue items, expense items and other accounting matters with respect to Checkpoint Systems Japan Co. Ltd., the Company’s Japanese sales subsidiary (the “Subsidiary”); the Company’s ability to restate financial statements and financial information and to complete those restatements in a timely manner; the Company’s ability to complete and make prompt amended filings with respect to prior periods and to complete and file its Form 10-K for the year ended December 31, 2006; the detection by the Audit Committee investigation of all principal improper activities of personnel of the Subsidiary or other employees of the Company; the adequacy of internal controls and their conformity to applicable requirements; the impact of the investigation on the Company’s business operations, its relationships with business partners, employee relations and its pipeline; and anticipated costs and expenses of the investigation and related activities. Actual results of the Company may differ materially from those indicated by these forward-looking statements as a result of various risks and uncertainties, including unanticipated accounting issues or audit issues regarding the financial data with respect to the Subsidiary for the periods to be restated or adjusted; inability of the Company or its independent registered public accounting firm to confirm information or data discovered in the investigation; unanticipated issues regarding the investigation that prevent or delay the Company’s independent registered public accounting firm from relying upon the investigation or that require additional efforts, procedures, review or investigation; the Company’s inability to design or improve internal controls to address issues detected in the investigation; the detection of wrongdoing or improper activities not detected and covered by the investigation; the impact upon operations of investigations, legal compliance matters or internal controls review, improvement and remediation; difficulties in controlling expenses, including costs of investigations, legal compliance matters or internal controls review, improvement and remediation; impact of changes in management or staff levels; and other risks and uncertainties discussed more fully in the Company’s SEC filings, including those discussed under Item 1A. “Risk Factors Related to Our Business” in the Company’s Form 10-K for the fiscal year ended December 25, 2005, and in the “Management’s Discussion and Analysis” section of the Company’s Form 10-Q for the quarter ended September 24, 2006, which are on file with the U.S. Securities and Exchange Commission and may be accessed at http://www.sec.gov or via the Company’s investor relations web page at http://www.checkpointsystems.com. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report.

CHECKPOINT SYSTEMS INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2007	By	/s/ W. Craig Burns

W. Craig Burns Executive Vice President, Chief Financial Officer and Treasurer